Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 4,041,093.60	0.0001531	$ 618.69
Fees Previously Paid
	Total Transaction Valuation:	$ 4,041,093.60
	Total Fees Due for Filing:			$ 618.69
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 618.69
Offering Note
[1]	_______________________ (a) Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 43,128 shares of common stock (2.5% of the shares of common stock outstanding as of December 31, 2024, rounded to the nearest whole share) based upon a price of $93.70 (the net asset value per-share as of September 30, 2024). (b) Calculated at .00015310% of the Transaction Valuation.